SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

CYTOMEDIX, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23283b101

(CUSIP Number)

D. NICOLE LOVELL, ESQ.

WILLIAMS & ANDERSON LLP

111 CENTER STREET, 22ND FLOOR

LITTLE ROCK, AR 72201

(501) 372-0800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 21, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[FN*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283b101

----------------------------------------------------------------------------------------------------------------------

(1) Names of reporting persons

I.R.S. Identification Nos. of above persons (entities only)

DAVID ALEXANDER

BART BARNWELL

ROBERT BURKETT

DAVID CREWS

SIDNEY DABBS

DENNIS HENDREN

ROBERT MCHENRY

RICHARD O'BRIEN

LEWIS POLLACK

JIM D. SWINK, JR./BDR CONSULTING, INC.

IRS IDENTIFICATION NO. 62-1703402

CHARLES WORDEN

----------------------------------------------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group

(a) [ ]

(b) [ ]

----------------------------------------------------------------------------------------------------------------------

(3) SEC use only

----------------------------------------------------------------------------------------------------------------------

(4) Source of funds (see instructions)

WC AND PF

----------------------------------------------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

[ ]

----------------------------------------------------------------------------------------------------------------------

(6) Citizenship or place of organization

DAVID ALEXANDER - ARKANSAS

BART BARNWELL - ARKANSAS

ROBERT BURKETT - NEW YORK

DAVID CREWS - ARKANSAS

SIDNEY DABBS - ARKANSAS

DENNIS HENDREN - ARKANSAS

ROBERT MCHENRY - ARKANSAS

RICHARD O'BRIEN - ARKANSAS

LEWIS POLLACK - FLORIDA

JIM D. SWINK, JR./BDR CONSULTING, INC. - ARKANSAS

CHARLES WORDEN - ARKANSAS

----------------------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power

DAVID ALEXANDER - 85,280

BART BARNWELL - 89,680

ROBERT BURKETT - 121,918

DAVID CREWS - 147,394

SIDNEY DABBS - 325,115

DENNIS HENDREN - 396,001

ROBERT MCHENRY - 60,958

RICHARD O'BRIEN - 60,958

LEWIS POLLACK - 124,918

JIM D. SWINK, JR./BDR CONSULTING, INC. - 838,765

CHARLES WORDEN - 388,100

----------------------------------------------------------------------------------------------------------------------

(8) Shared voting power

----------------------------------------------------------------------------------------------------------------------

(9) Sole dispositive power

DAVID ALEXANDER - 85,280

BART BARNWELL - 89,680

ROBERT BURKETT - 121,918

DAVID CREWS - 147,394

SIDNEY DABBS - 325,115

DENNIS HENDREN - 396,001

ROBERT MCHENRY - 60,958

RICHARD O'BRIEN - 60,958

LEWIS POLLACK - 124,918

CHARLES WORDEN - 388,100

BDR CONSULTING, INC. - 838,765

----------------------------------------------------------------------------------------------------------------------

(10) Shared dispositive power

----------------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

DAVID ALEXANDER - 85,280

BART BARNWELL - 89,680

ROBERT BURKETT - 121,918

DAVID CREWS -147,394

SIDNEY DABBS - 325,115

DENNIS HENDREN - 396,001

ROBERT MCHENRY - 60,958

RICHARD O'BRIEN - 60,958

LEWIS POLLACK - 124,918

CHARLES WORDEN - 388,100

BDR CONSULTING, INC. - 838,765

----------------------------------------------------------------------------------------------------------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares

(see instructions).

[ ]

----------------------------------------------------------------------------------------------------------------------

(13) Percent of class represented by amount in Row (11)

20.93%

----------------------------------------------------------------------------------------------------------------------

(14) Type of reporting person

BDR CONSULTING, INC. - CO

ALL OTHERS - IN

----------------------------------------------------------------------------------------------------------------------

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

Common Stock of Cytomedix, Inc.

Three Parkway North, Deerfield, Illinois 60015

ITEM 2. IDENTITY AND BACKGROUND

(a)(b) and (c)

David Alexander is a vice president of Crews and Associates, a brokerage house, located at 2000 Union National Plaza, 124 West Capital, Little Rock, Arkansas 72201.

Bart Barnwell is a vice president of Crews and Associates, a brokerage house, located at 2000 Union National Plaza, 124 West Capital, Little Rock, Arkansas 72201.

Robert Burkett is a consultant of the Carmen Group, a consulting firm, and works out of his home at 19 Rock Hill Lane, Scarsdale, New York, 10583.

David Crews is an executive vice president of Crews and Associates, a brokerage house, located at 2000 Union National Plaza, 124 West Capital, Little Rock, Arkansas 72201.

Sidney Dabbs, of 8 Thomas Park Circle, Little Rock, Arkansas 72223, is retired.

Dennis Hendren is a manager at Belumedix, LLC, a veterinarian pharmaceutical company, located at 11524 N. Rodney Parham Road in Little Rock, Arkansas 72212.

Robert McHenry is an attorney at McHenry law firm located at 8210 Henderson Road, Little Rock, Arkansas 72210.

Richard O'Brien is a vice president of Crews and Associates, a brokerage house, located at 2000 Union National Plaza, 124 West Capital, Little Rock, Arkansas 72201.

Lewis Pollack is the C.M.O at Qtelecom Corporation, a telecommunications company, 2384 N.W. 49th Lane, Boca Raton, Florida 33431.

Charles Worden is a research director at Belumedix, LLC, a veterinarian pharmaceutical company, located at 11524 N. Rodney Parham Road in Little Rock, Arkansas 72212.

BDR Consulting, Inc. of 10 Levant, Little Rock, Arkansas 72212, is a consulting corporation incorporated in Arkansas.

(d) and (e). During the five years prior to the date hereof, no member of this group (i) has been convicted in a criminal proceeding (excluding traffic offenses and other similar misdemeanors) and (ii) has been a party to a civil proceeding where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Alexander, Barnwell, Crews, Dabbs, Hendren, McHenry, O'Brien, Swink and Worden are all citizens of the state of Arkansas. Burkett is a citizen of the state of New York, and Pollack is a citizen of the state of Florida.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This stock was acquired by each member of the group by using personal funds or working capital.

ITEM 4. PURPOSE OF TRANSACTION

(d). The group of shareholders organized for the purpose of holding their shares in order to be recognized as "Debtor" under Bankruptcy Rule 9001(5) on behalf of Cytomedix, Inc. in the bankruptcy court action designated Case No. B 27610 in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a). According to the corporation's records as of September 20, 2001, the number of aggregate outstanding common shares is 12,610,557. The group's shares combined total 2,639,087, which is 20.93% of the aggregate. Number eleven on the cover page is herein referenced.

(b). Numbers seven and nine on the cover page is herein referenced.

(c). Dennis Hendren bought 556 shares of common stock on August 24, 2001. Sidney Pollack sold 2400 shares on August 8, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

This group of shareholders orally agreed to hold and vote their shares together and to solicit support in order to be named the "Debtor" under Bankruptcy Rule 9001(5) on behalf of Cytomedix, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/David Alexander

---------------------------------------------------------

David Alexander

/s/Bart Barnwell

---------------------------------------------------------

Bart Barnwell

/s/Robert Burkett

---------------------------------------------------------

Robert Burkett

/s/David Crews

---------------------------------------------------------

David Crews

/s/Sidney Dabbs

---------------------------------------------------------

Sidney Dabbs

/s/Dennis Hendren

---------------------------------------------------------

Dennis Hendren

/s/Robert McHenry

---------------------------------------------------------

Robert McHenry

/s/Richard O'Brien

---------------------------------------------------------

Richard O'Brien

/s/Lewis Pollack

---------------------------------------------------------

Lewis Pollack

/s/Jim D. Swink, Jr.

----------------------------------------------------------

Jim D. Swink, Jr.

BDR Consulting, Inc.

By: /s/Jim D. Swink, Jr.

----------------------------------------------------------

Jim D. Swink, Jr., President

/s/Charles Worden

---------------------------------------------------------

Charles Worden

October 5, 2001